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                                                                   Exhibit 99.1


[VIVENDI
UNIVERSAL LOGO]



               Vivendi Universal: August 26, 2003 Board Meeting


Paris, August 26, 2003 - The Board of Directors of Vivendi Universal (Paris
Bourse: EX FP; NYSE: V) met today to examine the bids received for VUE and expressed its satisfaction with the high level of interest shown in these assets.

Vivendi Universal has decided to enter into further negotiations with the two strongest bidders.

Both bids include industrial and financial aspects (debt deconsolidation and cash or cash equivalents). In both cases, Vivendi Universal would maintain a substantial minority interest in a U.S. media corporation with excellent growth potential.

The two bids were received from:

     - NBC, a leader in U.S. television and a subsidiary of General Electric. An association between NBC and VUE would form one of the world's largest media companies;

     - a group of industrial and financial investors headed by Cablevision, the New York region's main cable TV operator, and by Thomas H. Lee Partners, one of the world's biggest private equity funds, and led by Mr. Edgar Bronfman, Jr..

At the same time, Vivendi Universal is continuing to investigate an IPO for VUE, which would take place after the implementation of strategic alliances aimed at strengthening its television activities.


Important Disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (<www.sec.gov <http://www.sec.gov/>>) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


Media                               Investor Relations
Paris                               New York
Antoine Lefort                      Eileen McLaughlin
+33 (1).71.71.1180                  +(1) 212.572.8961
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086